Exhibit 4.1

SUMMER ENERGY HOLDINGS, INC.

DESCRIPTION OF SECURITIES

The following description of the common stock of Summer Energy Holdings, Inc. (“us,” “our,” “we,” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, (“Articles of Incorporation”) and by-laws (“Bylaws”), which are incorporated as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws, and the applicable provisions of the Nevada Revised Statutes (the “NRS”) for additional information.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

The following is a summary of the material terms of our Common Stock, which is the only security of the Company registered pursuant to Section 12 of the Exchange Act. For further information regarding the Preferred Stock we encourage you to read our Articles of Incorporation and our Bylaws.

Common stock

Listing

The Common Stock is listed on the OTC Markets, OTCQB, under the symbol “SUME.”

Voting Rights

Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the stockholders including the election of directors. According to our Bylaws, if a quorum is present, action on a matter by the stockholders is approved if the votes cast by the stockholders favoring the action exceed the votes cast opposing the action, unless the vote of a greater number of affirmative votes is required by the NRS or the Articles of Incorporation, in which case such greater number of votes shall be required. Our Bylaws provide that a majority of the votes entitled to be cast on a matter by the stockholders constitutes a quorum of the stockholders for action on that matter. Our Bylaws also provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, if one or more written consents setting forth the action so taken shall be signed by stockholders holding at least a majority of the votes entitled to be cast at a meeting, unless the vote of a greater number of affirmative votes is required by statute or the Articles of Incorporation, in which case the consent of the stockholders holding such greater number of votes shall be required.  As explained in more detail in our Bylaws, as amended, our directors are elected by a majority of votes cast at annual or special meetings.  Stockholders may not cumulate votes in the election of directors.

Dividend Rights

Subject to provisions of the NRS and any preferential rights of any series of Preferred Stock, the holders of our Common Stock are entitled to receive the dividends as may be declared by our board of directors out of funds legally available for dividends. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of our Company, its capital requirements, general business conditions and other pertinent factors. We have not paid any dividends since our inception and we do not anticipate that dividends will be paid in the foreseeable future.

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Miscellaneous Rights and Provisions

Our Common Stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There are no conversion, redemption, sinking fund or similar provisions regarding our Common Stock.

Upon liquidation each outstanding share of Common Stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities and the preferential rights of any of our Preferred Stock that may be outstanding at that time.

Our Common Stock, after the fixed consideration thereof has been paid or performed, is not subject to assessment, and the holders of our Common Stock are not individually liable for the debts and liabilities of our Company.

Our Bylaws provide that our Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the members of the board of directors then in office, or by the holders of a majority of the outstanding voting stock of the Company.

Limitation of Liability of Officers and Directors

Our Articles of Incorporation and Bylaws provide for indemnification of our directors and officers to the maximum extent permitted by the NRS.  We also have entered into indemnification agreements with our executive officers and directors and provide indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances.

Anti-Takeover Provisions Under the NRS and our Articles of Incorporation and Bylaws

Certain provisions of the NRS, our Articles of Incorporation and our Bylaws, each as amended, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms, and increased value to our stockholders.

Articles of Incorporation and Bylaw Provisions

The following summary of certain provisions of our Articles of Incorporation and Bylaws, each as amended, is not complete and is subject to, and qualified in its entirety by, our Articles of Incorporation and Bylaws, each as amended, copies of which may be obtained as described in “Available Information.” Our Articles of Incorporation, as amended, and Bylaws, as amended, include provisions that, among others, could have the effect of delaying deferring or discouraging potential acquisition proposals and could delay or prevent a change of control of the Company. Such provisions include:

•Under our Bylaws, as amended, special meetings of our stockholders may be called only by the vote of a majority of the entire board of directors, the chief executive officer or the chairman of the board of directors. Our stockholders may not call a special meeting of the stockholders.

•Our Bylaws provide that our board of directors is to be divided into three classes, as nearly equal in number as possible, resulting in our directors serving terms of approximately three years.  This provision may have the effect of delaying or discouraging an acquisition of us or a change in our management.

•Any vacancy on our board of directors, howsoever resulting, may be filled by a majority vote of the directors then in office or by a sole remaining director, in either case even if less than a quorum.  Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and when their successors are elected or appointed.

•Our Bylaws provide that, subject to any rights of the holders of Preferred Stock, if any, and except as otherwise provided in the NRS, any director may be removed from office with or without cause by the affirmative vote of the holders of not less than two-thirds of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors.

Nevada Law

The NRS contain provisions governing the acquisition of a controlling interest in certain Nevada corporations.  Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations.  These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights.  Our original Articles of Incorporation includes a provision electing that the Company not be governed by these laws.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interest stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates.  Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period.  Our original Articles of Incorporation includes a provision electing that the Company not be governed by these laws.

Transfer Agent and Registrar

Colonial Stock Transfer Company, Inc. is the transfer agent and registrar for our Common Stock.